Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
Phone: +55 61 3429-5600

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: +55 61 3429-5673

TELEMIG CELULAR PARTICIPAÇÕES S.A.
REPORTS THIRD QUARTER 2005 RESULTS

–          EBITDA of R$123.7 million or 44.9% of net service revenues in the 3Q05
–          Reduction in the postpaid churn rate
–          Positive free cash flow of R$ 82.4 million for the quarter
–          Market share in the Triângulo Mineiro region estimated at 8%
–          New billing system for value added services (charging gateway)

Brasília, Brazil, November 07, 2005 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications service provider in the State of Minas Gerais, today announced its third quarter 2005 results. The Company acquired 69,284 new customers in the quarter, increasing its client base to 3,042,414. EBITDA reached R$123.7 million in 3Q05, representing 44.9% of net service revenues. Year-to-date EBITDA reached R$329.0 million, representing 42.0% of net service revenues.

Operating Highlights:

Net additions of 69,284 customers in 3Q05

The Company’s customer base reached 3,042,414 in the third quarter of 2005, representing a 17% increase when compared to the same period of last year. In the quarter, net additions amounted to 69,284. Year-over-year, net additions reached 446,847.

In 3Q05, prepaid net additions were 56,488, bringing the total prepaid base to 2,242,373 or 74% of the total base. The postpaid base increased by 12,796 subscribers, ending the quarter with 800,041 subscribers or 26% of the total base.

CLIENT BASE (000s)

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Churn rate

In the third quarter of the year, the blended annualized churn rate increased to 38% from the 34% registered in the previous quarter as a result of higher churn rates in the prepaid segment. When compared to the previous quarter, the annualized churn rate for the prepaid segment increased to 44% from the 38% registered in the 2Q05. This increase was already expected and is associated with the profile of clients acquired during last years’ Christmas sales campaigns. The postpaid segment, which accounts for most of the revenues generated, is the segment where we maintain our retention program’s best efforts. The success of the Company’s retention program can be seen as the postpaid churn rate decreased to 22% when compared to the 25% registered in the previous quarter. Despite the increasingly competitive environment, this was the tenth consecutive quarter with a postpaid churn rate equal or below 25%.

CHURN RATE (annualized)

Operating revenues

Net service revenues totaled R$275.4 million in the quarter, an increase of R$10.9 million or 4.1% over the previous quarter, primarily resulting from the 3.8% increase in total traffic (4.9% increase in incoming traffic and 2.6% increase in outgoing traffic).

Net equipment revenues in the quarter totaled R$18.4 million, a decrease of 23% when compared to the R$23.8 million registered in 2Q05. This decrease was already expected due to weaker sales associated with seasonal factors during the third quarter.

As a result, total net revenues amounted to R$293.8 million in the quarter, 1.9% higher when compared to the previous quarter. Year-to-date, total net revenues reached R$844.9 million.

Data revenues, as a percentage of net service revenues, reached 5.5% for the quarter and 5.6% year-to-date.

In the third quarter of the year, handset subsidies for client acquisitions were R$9.1 million or R$25.5 per gross addition, compared to R$15.7 million or R$43.4 per gross addition registered in the 2Q05. This decrease was already expected due to weaker sales.

Operating costs and expenses

Cost of services in the third quarter of 2005 totaled R$58.0 million, 8.0% lower when compared to the previous quarter. This difference is mainly due to declining interconnection costs.

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Selling and marketing expenses in 3Q05 reached R$ 60.8 million, an increase of 14% over the previous quarter. This increase refers to inventory adjustment according to its market value and to higher costs related to sales campaigns and commissions paid to dealers.

Despite competitive pressures, customer acquisition cost in the third quarter of 2005 decreased to R$ 141 from the R$147 registered in 2Q05. Retention costs, as a percentage of net service revenues, remained fairly stable at 12% in 3Q05, compared to 13% registered in 2Q05.

G&A reached R$18.7 million in 3Q05, representing 6.8% of net service revenues. When compared to the previous quarter, G&A decreased by R$0.6 million. For the coming quarters G&A is expected to remain in the range of 6% to 8% of net services revenues.

Bad debt as a percentage of net service revenues remained fairly stable at 1.8% when compared to the 1.9% registered in the previous quarter. When calculated against total net revenues, bad debt remained stable at 1.7% quarter-over-quarter.

BAD DEBT

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) in 3Q05 totaled 191, which is in line when compared to the 189 registered in the previous quarter. Postpaid ARPU (average revenue per user) increased to R$69.5 in 3Q05 compared to the R$68.7 million registered in the previous quarter.

In the third quarter of the year, prepaid MOU remained fairly stable, reaching 31 minutes compared to the 32 minutes registered in the previous quarter. Prepaid ARPU totaled R$11.7 in 3Q05, in line with the R$11.8 registered in 2Q05.

As a result, blended ARPU in 3Q05 reached R$26.9, in line with the previous quarter.

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ARPU (R$)

1 - SMP was implemented as of August 2004.
2 - Estimates considering SMP rules.

Market share estimated at 39% in the quarter

Total market share was estimated at 39% in the third quarter of the year. Excluding Triângulo Mineiro region, market share was estimated at 42% compared to 44% registered in the previous quarter. For the Triângulo Mineiro region, market share was estimated at 8%, two times higher than the 4% registered in the previous quarter.

Total gross sales share for 3Q05 was estimated at 34%. Excluding Triângulo Mineiro region, gross sale share was estimated at 35% compared to the 39% registered in the 2Q05. For the Triângulo Mineiro region, gross sale share was estimated at 33%.

EBITDA margin of 44.9% of net service revenues in the quarter

EBITDA and EBITDA margin (excluding handsets revenues) in the third quarter of 2005 reached R$123.7 million and 44.9%, respectively, compared to R$108.1 million and 40.9% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$329.0 million and 42.0%, respectively.

EBITDA (R$ million)

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Depreciation and amortization

In 3Q05, depreciation and amortization expenses reached R$52.7 million, below the R$60.4 million reported in the previous quarter. This decrease is explained by the total obsolescence of part of the Company’s TDMA network. Year-to-date depreciation and amortization expenses reached R$173.0 million.

Net financial income of R$25.2 million

	R$ millions
	2Q05	3Q05
Interest Expense (a)	(41.2)	(27.2)
Interest Income (b)	36.0	34.9
Foreign Exchange Gain (Loss) (c)	47.2	17.5

Net Financial Income (Expense)	42.0	25.2
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on gains resulting from hedging operations and own capital interest revenues (if any); b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ millions
	2Q05	3Q05
Gain (expense) related to debt denominated in foreign currency	38.9	10.0
Gain (loss) on hedging operations*	(21.0)	(15.8)

Sub-total	17.9	(5.8)
Expense related to debt denominated in Reais	(1.3)	(0.7)

Financial expense (debt related)	16.6	(6.5)
Net financial expense (not related to debt)**	(7.7)	(0.9)

Sub-total	8.9	(7.4)
Interest income - cash investing activities	33.1	32.6

Net Financial Income (Expense)	42.0	25.2

* Net of PIS/COFINS
** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF

Net income of R$59.7 million in the quarter

Net income in 3Q05 totaled R$59.7 million, or R$3.371 per ADS (R$0.169 per thousand shares). When compared to 2Q05, net income increased by 42.8% or R$17.9 million. Year-to-date, net income reached R$134.2 million, or R$7.584 per ADS (R$0.379 per thousand shares).

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Total debt of R$306.8 million in the quarter

Total debt was R$306.8 million, 96% of which was denominated in foreign currencies (94% denominated in U.S. Dollars and 2% denominated in a currency basket index from BNDES). Of the total debt denominated in foreign currencies, 84% was hedged.

Hedge operation

By the end of 2Q05, 42% of the Company’s debt subject to exchange variation was hedged. At that time, the non-hedged portion of the debt was mostly related to the issuance of Notes Units made together with Amazônia Celular S.A., which amounted to US$ 120 million (US$ 80 million for Telemig Celular and remaining US$ 40 million for Amazônia Celular), placed on January 20, 2004. On September 9, 2005, the Company made a new hedge transaction covering the principal amount of its Notes Units, changing the cost of the debt from exchange variation to 75% of CDI (Interbank Deposit Certificate). Consequently, by the end of 3Q05, 84% of its debt subject to exchange variation was hedged.

Negative net debt of R$445.2 million

As of September 30, 2005, the Company’s indebtedness was offset by cash and cash equivalents (R$780.5 million) but was impacted by accounts payable from hedging operations (R$28.4 million), resulting in a negative net debt of R$445.2 million.

NET DEBT (R$ million)

Investments totaled R$39.3 million for the quarter

During the third quarter of 2005, Telemig Celular’s capital expenditures were R$39.3 million. Year-to-date investments totaled R$151.7 million. The breakdown of such investments is as follows:

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CAPEX breakdown

CAPEX (R$ millions)	3Q04	4Q04	1Q05	2Q05	3Q05
Network	57.9	151.7	7.5	88.0	29.1
IS/IT	5.3	10.9	5.8	3.6	6.7
Others	9.3	25.2	2.8	4.6	3.5
T O T A L	72.5	187.8	16.1	96.2	39.3

Debt payment schedule

Year	R$ millions	% in foreign currency denominated debt
2005	82.6	86.8%
2006	46.4	100.0%
2007	0.1	100.0%
2008	-	-
2009	177.8	100.0%

Free cash flow

Free cash flow in the quarter reached R$82.4 million compared to negative R$1.4 million registered in the previous quarter. Year-to-date, free cash flow amounted to negative R$75.7 million.

Strong financial ratios

Ratios	3Q04	4Q04	1Q05	2Q05	3Q05
Net Debt/EBITDA (1)	(0.76)	(1.02)	(1.04)	(.86)	(1.02)
Net Debt/Total Assets	(20%)	(23%)	(22%)	(19%)	(23%)
Interest Coverage Ratio (1)	10.3	10.8	9.6	9.5	10.1
Current Liquidity Ratio	3.1	2.0	2.3	2.2	2.3

VU-M increase

Telemig Celular S.A. implemented, as of July 17, 2005, a 4.5% adjustment to the Remuneration Value for the Use of Network of the SMP (VU-M), exclusively, for local calls between the Company and the following operators: Oi, TIM, CTBC (Fixed and Mobile) and Telemar. With this adjustment, Telemig Celular’s VU-M increased from R$0.41611 to R$0.43483 (without taxes) and from R$0.43187 to R$0.45130 (with taxes). The value of the new remuneration fee for the use of network is temporary and its change results from the agreement entered into between the companies mentioned above.

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New billing system for value added services

A new billing system called Charging Gateway has just been implemented by the Company. This system charges value added services in real time. The main benefits of the charging gateway system are to eliminate revenue losses caused by frauds occurring in value added services, allow prepaid subscribers to be billed per bytes when using WAP/Web services, control the access to services, blocking the utilization of these services by subscribers under irregular conditions (i.e. clients with blocked services or with no calling credits or those whose lines have been deactivated). The new system is a worldwide case due to the scope of services which are controlled and charged by this technology. All services provided through SMS, SIM card, MMS, WAP and GPRS/EDGE will be now comprised under a single system, both for prepaid and postpaid subscribers, enjoying high levels of flexibility. As it is an IP service active measurement system, the Charging Gateway enables operators to provide services such as PoC, VoIP, WiFi and IMS based services (IP Multimedia Subsystem).

Outlook

Telemig Celular expects mobile penetration within the Company’s area to increase from current 41% to 47% by the year-end. For the fourth quarter of 2005, Telemig Celular expects to maintain gross sales share at approximately 30%. Net additions are expected to come primarily from prepaid subscribers. ARPUs for both postpaid and prepaid subscribers are expected to remain fairly stable. Bad debt, as a percentage of net service revenues, is expected to range between 1.5% and 2.0 in 4Q05. Total capital expenditures for the year are expected to reach approximately R$275-315 million, including the start-up in the Triângulo Mineiro Region.

_________________

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For additional information please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5600/5673/5616/5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

NEXT EVENTS
Conference Call
Phone: 1 (973) 409-9258
Date: November 08, 2005
Time: 9:00 a.m. (EDT) / 12:00 p.m. (Brasília)
APIMEC SP
Venue:Hotel Intercontinental
Date: November 09, 2005
Time: 04:00 p.m.
APIMEC MG
Venue: Telemig Celular
Date: November 10, 2005
Time: 06:00 p.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

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OPERATIONAL DATA

	2004		2005			Var. %

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	(3Q05/2Q05)

Licensed Pops (in millions)	16.8	17.0	17.0	19.0	19.0	19.0	0.0%

Clients	2,595,567	2,777,282	2,857,654	2,973,130	3,042,414	3,042,414	2.3%
Postpaid	731,985	756,810	763,142	787,245	800,041	800,041	1.6%
Prepaid	1,863,582	2,020,472	2,094,512	2,185,885	2,242,373	2,242,373	2.6%

MOU Incoming
Postpaid	68	79	70	72	76	73	5.4%
Prepaid	28	31	26	25	24	25	-2.7%
MOU Outgoing
Postpaid	135	130	117	117	115	117	-1.7%
Prepaid	9	9	8	7	7	7	7.8%

Total Outgoing Traffic (Million of Minutes)	345.6	338.7	313.6	314.9	323.1	951.5	2.6%
Total Incoming Traffic (Million of Minutes)	303.1	354.3	318.1	324.6	340.4	983.1	4.9%

Average Revenue per User - ARPU (R$)	31.8	30.8	26.5	26.9	26.9	26.8	0.2%
Postpaid	75.4	73.6	64.4	68.7	69.5	67.5	1.2%
Prepaid	14.3	14.2	12.6	11.8	11.7	12.0	-0.4%

Service Revenues (R$ millions)
Monthly Fee	58,920	54,614	53,904	57,764	58,074	169,741	0.5%
Outgoing Traffic	78,069	79,666	75,185	95,730	100,578	271,494	5.1%
Incoming Traffic	98,887	102,092	90,503	88,852	91,834	271,190	3.4%
Other	19,317	21,151	22,863	22,163	24,942	69,968	12.5%

TOTAL	255,193	257,523	242,455	264,509	275,428	782,392	4.1%

Data Revenues (% of net serv. revenues)	5.2%	4.8%	6.0%	5.2%	5.5%	5.6%	-0.4 p.p.

Cost of Services (R$ millions)
Leased lines	6,857	10,038	11,871	13,949	12,506	33,428	-10.3%
Interconnection	30,728	20,222	19,648	12,966	9,265	139,559	-28.5%
Rent and network maintenance	10,581	11,886	12,753	14,502	15,118	42,413	4.2%
FISTEL and other taxes	11,867	14,625	13,355	14,502	13,377	51,884	-7.8%
Other	7,308	7,900	9,549	7,110	7,722	25,104	8.6%

TOTAL	67,342	64,672	67,176	63,029	57,987	292,388	-8.0%

Churn - Annualized Rate	34.1%	30.2%	33.4%	34.3%	38.3%	35.4%	4.1 p.p.
Postpaid	21.4%	21.9%	23.5%	24.8%	21.7%	23.3%	-3.1 p.p.
Prepaid	39.1%	33.5%	37.0%	37.7%	44.3%	39.8%	6.6 p.p.

Cost of Acquisition (R$)	121	132	145	147	141	145	-4.0%
Retention Costs (% of net serv. revenues)	11.0%	6.9%	12.6%	13.0%	12.0%	12.4%	-1.0 p.p.
CAPEX (R$ millions)	72.5	187.9	16.1	96.3	39.3	151.7	-59.2%

Number of locations served	384	401	463	502	509	509	1.4%
Number of cell sites	741	1320	1388	1598	1620	1620	1.4%
Number of switches	13	13	14	15	15	15	0.0%

Headcount	1,976	2,126	2,197	2,282	2,341	2,341	2.6%
Estimated Market Share
Total	51%	48%	46%	41%	39%	39%	-1.9 p.p.
Minas Market - excluding Triângulo
Minero region			46%	44%	42%	42%	-2.4 p.p.
Triângulo Mineiro region			0%	4%	8%	8%	3.9 p.p.

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INCOME STATEMENT (BR GAAP)

							(in R$ 000)

	2004		2005			Var. %

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	(3Q05/2Q05)

Service Revenues - GROSS	347,224	347,909	335,713	359,130	377,816	1,072,659	5.2%
Equipment Revenues - GROSS	26,520	37,187	27,999	31,905	24,527	84,431	-23.1%

Total Revenues - GROSS	373,744	385,095	363,712	391,035	402,343	1,157,090	2.9%
Taxes	(99,461)	(99,172)	(100,957)	(102,686)	(108,562)	(312,205)	5.7%
Service Revenues - NET	255,193	257,523	242,455	264,509	275,429	782,393	4.1%
Equipment Revenues - NET	19,090	28,401	20,300	23,840	18,352	62,492	-23.0%

Total Revenues - NET	274,283	285,924	262,755	288,349	293,781	844,885	1.9%

Cost of Services	67,341	64,671	67,176	63,029	57,987	188,192	-8.0%
Cost of Equipment	24,825	40,462	29,254	39,570	27,458	96,282	-30.6%
Selling & Marketing Expenses	45,536	56,016	53,569	53,264	60,835	167,668	14.2%
Bad Debt Expense	5,192	2,819	4,556	5,041	5,083	14,679	0.8%
General & Administrative Expenses	17,822	16,487	10,977	19,380	18,738	49,095	-3.3%

EBITDA	113,567	105,469	97,223	108,066	123,680	328,969	14.4%
%	44.5%	41.0%	40.1%	40.9%	44.9%	42.0%	4.0 p.p.

Depreciation & Amortization	57,797	92,563	59,873	60,446	52,682	173,001	-12.8%
Interest Expense(1)	27,313	35,828	18,460	41,176	27,158	86,794	-34.0%
Interest Income	(18,872)	(39,329)	(39,318)	(36,003)	(34,891)	(110,212)	-3.1%
Foreign Exchange Loss	(46,465)	(32,616)	1,901	(47,151)	(17,474)	(62,724)	-62.9%
Others	6,204	5,927	4,428	5,374	4,680	14,482	-12.9%
Income Taxes	21,303	5,685	13,391	30,336	21,180	64,907	-30.2%
Minority Interests	10,603	5,897	5,709	12,121	10,687	28,517	-11.8%

Net Income	55,684	31,514	32,779	41,767	59,657	134,203	42.8%

Number of shares (thousand)	350,072,111	350,072,111	350,072,111	353,926,470	353,926,470	353,926,470	0.0%
Earnings per thousands shares (R$)	0.159	0.090	0.094	0.118	0.169	0.379	42.8%
Earnings per ADS (R$)	3.181	1.800	1.873	2.360	3.371	7.584	42.8%

(1)     Interest paid: 3Q04 – R$12,339 thousand; 4Q04 – R$11,555 thousand; 1Q05 – R$13,068 thousand; 2Q05 – R$8,236 thousand; and 3Q05 – R$10,282 thousand.

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BALANCE SHEET (BR GAAP)

					(in R$ 000)

	3Q05	2Q05		3Q05	2Q05

Current Assets			Current Liabilities
Cash & cash equivalents	780,450	726,762	Loans & Financing	128,963	156,846
Accounts Receivable	208,964	188,843	Loan Interest	6,981	9,589
Taxes & Receivable	54,839	49,066	Suppliers	211,405	210,373
Other Assets	53,492	71,558	Taxes Payable	36,052	30,076
	1,097,745	1,036,229	Dividends	10,736	10,960
			Other Current Liabilities	84,905	80,070
				479,042	497,914
Long-term Assets	267,016	265,559
			Loans & Financing	177,874	188,169
Deferred Assets	8,868	9,923
			Other Long-term Liabilities	80,055	66,929
Plant & Equipment
Cost	1,879,425	1,840,519	Minority Interest	145,262	134,574
Accumulated Depreciation	(1,281,527)	(1,235,007)
	597,898	605,512	Shareholders' Equity	1,089,294	1,029,637

	1,971,527	1,917,223		1,971,527	1,917,223

DEBT POSITION (BR GAAP)

				(in R$ 000)

	3Q05

Debt	R$	US$	Currency Basket Index	Total

Short term	10,921	111,875	6,167	128,963

Long Term	-	177,874	-	177,874

Total	10,921	289,749	6,167	306,837

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CASH FLOW (BR GAAP)

		(in R$ 000)

	3Q05	YTD

Operating Activities:

Net income	59,657	134,203
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	52,682	173,001
Monetary variation and foreign exchange loss (principal)	(16,937)	(60,758)
Unrealized income on hedging operations	5,186	28,762
Deferred income taxes and social charges	(12,392)	(23,771)
Minority interest	10,687	28,517
Other	4,012	750
Changes in operating assets and liabilities	14,501	(86,444)
Net cash provided by operating activities	117,396	194,260

Investing Activities:

Proceeds from sale of property, plant and equipment	10	1,087
Capital expenditures	(39,228)	(151,633)
Additions to Deferred Assets	-	(10,091)
Net cash used in investing activities	(39,218)	(160,637)

Financing Activities:

Amortization of loans	(21,241)	(115,205)
Payment of dividends and interest on capital	(3,249)	(98,515)
Net cash used in financing activities	(24,490)	(213,720)

Net increase (decrease) in cash and cash equivalents	53,688	(180,097)

Cash and cash equivalents, beginning of the period	726,762	960,547

Cash and cash equivalents, end of the period	780,450	780,450

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GLOSSARY OF KEY INDICATORS

I) Average Subscribers

a)     Average subscribers – monthly

Sum of subscribers at the beginning and the end of the month
2

b)     Average subscribers – quarterly and year to date

Sum of the average subscribers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

      a)  Churn % quarterly

Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3

     b)  Churn %  –  year to date

YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year  x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),Commissions,
Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
 – Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ((DELTA) Current Assets – (DELTA) Cash & Cash Equivalents )
– ((DELTA) Current Liabilities – (DELTA) Short Term Loans and Financing – (DELTA) Loan Interest – (DELTA) Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA  = Operational Revenues – Operational Costs – Operational Expenses* – Bad Debt
* Does not include profit sharing.

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